[                      ], 2010

Endowments 333 South Hope Street Los Angeles, California 90071
The Bond Fund of America, Inc. One Market, Steuart Tower, Suite 1800 San Francisco, California 94105

Ladies and Gentlemen:

This opinion is furnished to you pursuant to Section 11C of the Agreement and Plan of Reorganization and Liquidation (the “Agreement”), dated as of [Date], 2009, by and among The Bond Fund of America, Inc., a Maryland corporation (the “Acquiring Fund”), and Endowments, a Delaware business trust (the “Trust”), on behalf of Endowments – Bond Portfolio, a series thereof (the “Acquired Fund”).  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement.  The Agreement contemplates the acquisition of all of the assets of the Acquired Fund by the Acquiring Fund in exchange for (a) the assumption by the Acquiring Fund of the known and disclosed liabilities of the Acquired Fund and (b) the issuance and delivery by the Acquiring Fund, to the Acquired Fund, for distribution, in accordance with Section 5 of the Agreement, pro rata to the shareholders of the Acquired Fund in exchange for their shares of the Acquired Fund and in complete liquidation of the Acquired Fund, of a number of Class A Shares having an aggregate net asset value equal to the value of the assets, less the amount of the liabilities, of the Acquired Fund so transferred to the Acquiring Fund (the “Transaction”).

In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement, the Combined Proxy Statement/Prospectus Relating to the Acquisition of Assets of Endowments – Bond Portfolio by and in Exchange for Class A Shares of Common Stock of The Bond Fund of America, Inc., dated December 2, 2009, and related proxy documents (collectively, the “Transaction Documents”).  In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies).  We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction Documents and in certificates of the Trust and the Acquiring Fund dated as of the date hereof (the “Certificates”).  Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material respects as of the date of the Transaction, and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates.  Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the “Code”), existing case law, existing permanent and temporary treasury regulations promulgated under the Code, and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively.  We assume no obligation to update our opinion to reflect other facts or any changes in law or in the interpretation thereof that may hereafter occur.

On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

1.
The Acquired Fund’s transfer of all of its assets to the Acquiring Fund solely in exchange for Class A Shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the known and disclosed liabilities of the Acquired Fund, followed by the Acquired Fund’s distribution of Class A Shares of the Acquiring Fund to the Acquired Fund’s shareholders in complete liquidation of the Acquired Fund, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

2.	No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of shares of the Acquired Fund for the Class A Shares of the Acquiring Fund as part of the Transaction.

3.
The Acquired Fund will not recognize gain or loss upon the transfer of all of its assets to the Acquiring Fund solely in exchange for Class A Shares of the Acquiring Fund and the assumption by the Acquiring Fund of all of the known and disclosed liabilities of the Acquired Fund, except for (A) any gain or loss that may be recognized with respect to contracts subject to Section 1256 of the Code, (B) any gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code and (C) any other gain or loss that may be required to be recognized as a result of the closing of the Acquired Fund’s taxable year or upon the transfer of a portfolio security regardless of whether such transfer would otherwise be a nontaxable transaction under the Code.

4.
The Acquiring Fund will not recognize gain or loss upon its receipt of all of the Acquired Fund’s assets solely in exchange for Class A Shares of the Acquiring Fund and the assumption by the Acquiring Fund of liabilities of the Acquired Fund.

5.
The tax basis of the Class A Shares of the Acquiring Fund received by the shareholders of the Acquired Fund in the Transaction will be the same as the tax basis in the shares of the Acquired Fund surrendered in exchange therefor.

6.
The holding period of the Class A Shares of the Acquiring Fund received in the Transaction in exchange for Acquired Fund shares by the shareholders of the Acquired Fund will include the period that the shareholders of the Acquired Fund held the Acquired Fund shares surrendered in exchange therefor, provided that such Acquired Fund shares are held by the shareholders as capital assets on the date of the exchange.

7.
The tax basis of the Acquired Fund’s assets acquired by the Acquiring Fund in the Transaction will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Transaction, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund upon the transfer.

8.
The Acquiring Fund’s holding period of the assets of the Acquired Fund acquired by the Acquiring Fund in the Transaction, other than assets with respect to which gain or loss is required to be recognized in the Transaction, will include the period during which those assets were held by the Acquired Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding periods of assets).

This opinion is being delivered solely to you for your use in connection with the referenced Transaction, and may not be relied upon by any other person or used for any other purpose.

Very truly yours,

BINGHAM McCUTCHEN LLP

A/73176699.1